Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

MOGULREIT II, INC.

SUPPLEMENT NO. 5 DATED APRIL 22, 2021

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated December 23, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Announce our net asset value per share as of March 31, 2021;
●	Update our management; and
●	Update our plan of operation.

Net Asset Value Per Share as of March 31, 2021

On April 21, 2021, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $10.65 as of March 31, 2021. This NAV per share will be effective until updated by us on or about June 30, 2021, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of March 31, 2021 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of March 31, 2021.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular, as supplemented, captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective April 22, 2021, the offering price per share is $10.65, our NAV per share as of March 31, 2021. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $10.65 and repurchases of shares made pursuant to the share repurchase program will be made at $10.65.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Name	Age*	Position
Jilliene Helman	34	Chief Executive Officer and Chief Financial Officer
Eric Levy	34	Vice President, Portfolio Manager
Saher Hamideh	43	Chief Compliance Officer and Secretary

*As of April 15, 2021.

The following information supplements, and should be read in conjunction with, the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Saher Hamideh has served as our Chief Compliance Officer and Secretary since March 2021. Ms. Hamideh has also served as Vice President, Legal of Realty Mogul, Co. since March 2021. Ms. Hamideh is responsible for managing all legal and regulatory matters for Realty Mogul, Co. and its wholly-owned subsidiaries, including our Manager. From 2015 to 2021, Ms. Hamideh served as the Senior Compliance Officer at Bel Air Investment Advisors LLC, and its affiliated broker-dealer, Bel Air Securities LLC (collectively, “Bel Air”), where she oversaw all legal and compliance functions for Bel Air as it grew from approximately $4 billion to $9 billion in assets under management. From 2012 to 2015, Ms. Hamideh served as Senior Corporate Counsel at American Realty Advisors, an SEC-registered real estate investment management firm serving institutional clients, where she managed all legal and compliance matters relating to commingled funds and separate property accounts. From 2007 to 2011, Ms. Hamideh served as Corporate Counsel for AIG SunAmerica, Inc. where she prepared all regulatory filings, negotiated all investment management-related and corporate agreements and managed compliance with internal policies and procedures. Ms. Hamideh began her career as an associate in the Investment Management Department of Sullivan and Worcester, LLP in Washington, D.C. Ms. Hamideh earned her Juris Doctor from Loyola Law School, Los Angeles, and her Bachelor of Arts in Economics and Philosophy from Emory University.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Avon Place Apartments – Avon, Connecticut

As previously disclosed, on November 1, 2018, we acquired an interest in a joint-venture equity investment (the “Equity Investment”) in connection with the acquisition and renovation of Avon Place Apartments, a Class B, garden-style apartment community in Avon, Connecticut, an affluent town in the Farmington Valley Region of Hartford County. The joint venture is in the form of a limited liability company, Avon 46, LLC (“Avon”), in which we made a $3,000,000 investment, which equates to a 35.29% equity interest.

In connection with the Equity Investment, a mortgage loan payable by Avon was originated by Santander Bank in the amount of $18,000,000. On February 25, 2021, Avon refinanced the mortgage loan, whereby the outstanding balance as of February 25, 2021 is $22,460,000. The mortgage loan has a maturity date of March 1, 2031 and an interest rate of 30-day average SOFR plus 279 basis points. The mortgage loan is interest-only through March 31, 2026, after which it amortizes on a 30-year amortization schedule. The mortgage loan is secured by real property and an assignment of leases and rents.